August 16, 2023

VIA EDGAR

Kyle Wiley
Christopher Dunham
Division of Corporation Finance

Disclosure Review Program
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noah Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 24, 2023 File No. 001-34936

Dear Mr. Wiley and Mr. Dunham:

This letter sets forth the response of Noah Holdings Limited (the “Company”) to the comments contained in the letter dated August 4, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

1.	We note your statement that you reviewed your shareholder register and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entities of mainland China with respect to the Company

In connection with the required disclosures under paragraphs (a) and (b)(3) of Item 16I with respect to the Company, the Company respectfully submits that it relied on the beneficial ownership schedules, namely, Schedule 13Gs and the amendments thereto, filed by the Company’s major shareholders. Because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders, other than (i) Jing Investors Co., Ltd., (ii) Yiheng Capital Partners, L.P., (iii) FIL Limited, (iv) Jia Investment Co., Ltd., (v) Yin Investment Co., Ltd., (vi) affiliates of Sequoia Capital China, (vii) Quan Investment Co., Ltd., no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of December 31, 2022.

Based on the examination of the public filings, nothing comes to the attention of the Company that makes the Company believe that any such major shareholder was owned or controlled by a governmental entity of mainland China. In particular, (i) Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited in its capacity as trustee of a trust, with Ms. Jingbo Wang as the settlor and Ms. Wang and her family members as the beneficiaries. Ms. Wang is the co-founder, chairwoman of the board of directors and chief executive officer of the Company; (ii) according to the statement on Schedule 13G/A filed on February 14, 2023 jointly by Yiheng Capital Management, LP, Yiheng Capital, LLC, Yiheng Capital Partners, L.P., and Mr. Yuanshan Guo, Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Guo is the managing member of Yiheng Capital Management, LP and is a citizen of the United States of America; (iii) pursuant to the statement on Schedule 13G/A filed on April 10, 2023 jointly by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc., Pandanus Partners, L.P. owns more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL Limited voting stock. Pandanus Associates, Inc. acts as general partner of Pandanus Partners, L.P.. Pandanus Partners, L.P. is owned by trusts for the benefit of members of the Johnson family, including Abigail P. Johnson, the chairman of FIL Limited; (iv) Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang, who is a director of the Company; (v) Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of a trust, with Mr. Zhe Yin as the settlor and Mr. Yin and his family members as the beneficiaries. Mr. Yin is the co-founder and director of the Company; (vi) the general partner of each of the affiliates of Sequoia Capital China, namely, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, which is wholly owned by SNP China Enterprises Limited. Mr. Neil Nanpeng Shen, who is a director of the Company, wholly owns each of SNP China Enterprises Limited and Sequoia Capital China UR Holdings Limited, an affiliate of Sequoia Capital China; and (vii) Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He, who is a director of the Company. Based on the foregoing, the Company has determined that it is not owned or controlled by a governmental entity of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Ownership held by governmental entities of the Cayman Islands with respect to the Company

In connection with the required disclosures under paragraph (b)(2) of Item 16I with respect to the Company, the Company respectfully submits that, based on its register of members as of July 31, 2023, its shareholders included: (i) Citibank, N. A., and (ii) natural persons or entities wholly owned by trusts established for the benefits of natural persons. Citibank, N. A. is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership schedules filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. Therefore, nothing comes to the attention of the Company that makes the Company believe that any governmental entities in the Cayman Islands own shares of the Company.

Ownership and/or controlling financial interest held by governmental entities in the applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, the Company respectfully submits that it conducts operations through its subsidiaries in which it holds equity ownership and the Consolidated Affiliated Entities with which it maintains contractual arrangements. The jurisdictions in which the Company’s consolidated foreign operating entities are incorporated are mainland China, Hong Kong Special Administrative Region, Taiwan (China), Singapore, the British Virgin Islands and the Cayman Islands. Except for certain majority-owned subsidiaries incorporated in mainland China and the Consolidated Affiliated Entities, the Company holds 100% equity interests in such consolidated foreign operating entities. In terms of the majority-owned subsidiaries, the Company holds no less than 50% equity interests in each of such subsidiaries. Based on the examination of publicly available information on the composition of the remaining shareholders of each such majority-owned subsidiary, no governmental entities in mainland China, Hong Kong Special Administrative Region, Taiwan (China), Singapore, the British Virgin Islands or the Cayman Islands own shares of any of these subsidiaries. Furthermore, as disclosed in the 2022 Form 20-F, the contractual arrangements entered into with the Consolidated Affiliated Entities allow the Company to be considered the primary beneficiary of the Consolidated Affiliated Entities, where it has both the power to direct the activities that most significantly affects the economic performance of the Consolidated Affiliated Entities and the right to receive the economic benefits of the Consolidated Affiliated Entities that could be significant to the Consolidated Affiliated Entities. The shareholders of the Consolidated Affiliated Entities are all natural persons. Based on the foregoing, no governmental entities in mainland China, Hong Kong Special Administrative Region, Taiwan (China), Singapore, the British Virgin Islands or the Cayman Islands own shares of the Company’s consolidated foreign operating entities, and the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Noah Holdings Limited or the Consolidated Affiliated Entities.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response:

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Hong Kong Special Administrative Region, Taiwan (China), Singapore, the British Virgin Islands and the Cayman Islands. Based on the analysis in the response to comment 1, no governmental entities in mainland China, Hong Kong Special Administrative Region, Taiwan (China), Singapore, the British Virgin Islands or the Cayman Islands own shares of the Company and the Company’s consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities. With respect to the required submission under paragraph (b)(5) of Item 16I, the Company confirms that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm, if true, that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company respectfully submits that it has conducted written inquiries via email to each member of the board of directors of (i) the Company and (ii) each of its consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F, to ascertain whether any director holds an official position within the Chinese Communist Party. Each such director confirmed in their written responses that none of them is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that the directors of the Company’s consolidated foreign operating entities that were not listed in the Exhibit 8.1 to the 2022 Form 20-F fall into one of the following categories: (i) directors of the Company, (ii) employees of the Company or its consolidated foreign operating entities, or (iii) third party individuals nominated by certain minority shareholder of the Company’s subsidiary. The directors of the Company are discussed above. For employees of the Company or its consolidated foreign operating entities, based on the relevant employment profiles retained by the Company, the Company has determined that the applicable employees are not officials of the Chinese Communist Party. As for the directors who are nominated by the minority shareholder of the Company’s subsidiary, based on the inquiries carried out by the Company to determine whether any such director is an official of the Chinese Communist Party, the Company has confirmed that they are not officials of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:

The Company respectfully confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at grant.pan@noahgroup.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile). Thank you.

Very truly yours,

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

cc:	Steve Lin, Esq., Kirkland & Ellis

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